Exhibit 99.1

GreenTree to Acquire Majority Stake in Argyle Hotel Management Group (Australia) Pty Ltd.

SHANGHAI, January 28, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree” or the “Company”), a leading franchised and managed hotel chain in China, today announced that it has entered into a share purchase agreement to become a major shareholder of Argyle Hotel Management Group (Australia) Pty Ltd. (“Argyle”), an owner and operator of hotels in China and South East Asia. Mr. Kevin Zhang, its founder and CEO and his management team will remain one of the largest shareholders of Argyle, and become an integral part of GreenTree’s management team. This transaction is subject to customary closing conditions and is expected to be completed on or around March 31, 2019.

Argyle hotel network consists of eight mid-scale and upscale brands, including Argyle Grand Hotel, Argyle Boutique Hotel, Argyle Resort, Argyle Hotel, Ausotel and Ausotel Smart, Argyle Suite, Bondi Shack and Argyle Academy, ranging from stylish business hotels to five-star luxury hotels, all showcasing the unique Australian life style and flavors.  The majority of these properties are located in South West China.  Strategically, Argyle’s highly distinguished brand portfolio and geographic coverage are highly complementary to GreenTree’s business and expansion plans.

Argyle’s management team under the leadership of its founder and CEO, Mr. Kevin Zhang will continue to lead Argyle to fulfil its mission to become an outstanding premier hotel company in China and Asia.

Mr. Kevin Zhang commented: “I am very pleased to become part of the GreenTree family. Alex and I see immediate and long-term benefits from this collaboration.  GreenTree’s proven market leadership, superior technology, strong membership program and powerful development experience will augment Argyle’s efforts. This will help us become a world class luxury to mid-scale lifestyle hotel brand sector in China and South East Asia and bring ultimate value to our property owners, our people and our guests. I am confident that this transaction and our joint cooperation going forward will strengthen both companies’ portfolios and operations.”

“We are very excited about this strategic investment” said Mr. Alex Xu, Chairman and CEO of GreenTree. “Argyle’s established footprint in China and Southeast Asia is complementary to our chain, and its mid and upscale brands, with their strong Australian style, will become more popular in China. We will support Kevin and his team to further enhance Argyle’s successful operations, increase the pace of its expansion to become premier hotel brands in Asia and the world. Overall, we are confident that this acquisition will benefit our shareholders, and franchisees and our customers.”

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading franchised hotel operator in China. As of September 30, 2018, GreenTree had 2,558 hotels, among which 2,528 are franchised and managed hotels. The Company had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotels according to China Hospitality Association. The Company has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value-and-quality-conscious business travelers and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com.

About Argyle Hotel Management Group (Australia) Pty Ltd.

The Argyle Hotel Management Group (Australia) Pty Ltd. (“Argyle”) a leading hotel management group manages over 100 hotels and resorts across the Asia Pacific, and has earned a reputation as an Australian icon in Asia Pacific. With more than a decade of experience providing the very best that Australian hospitality has to offer, Argyle has built a comprehensive operating platform and attracted a group of hotel professionals with expertise knowledge. Argyle comprises eight distinct brands — Argyle Grand Hotel, Argyle Boutique Hotel, Argyle Resort, Argyle Hotel, Ausotel and Ausotel Smart, Argyle Suite, Bondi Shack and Argyle Academy. Argyle’s brands cover every segment from mid-scale to luxury and long term stay.

Argyle has won awards including the New South Wales Premier Export Award in 2017, the New South Wales finalist for the Australian federal government’s Business Services Award in 2017, and the Winner of the Australian Chamber of Commerce Award for Excellence in Services 2017/2016. The China Tourism Board has included it among China’s top 10 international hotel groups and top 60 domestic hotel groups since 2013. For more information on Argyle, please visit http://cn.argylehotels.com/.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com